UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 24, 2021

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

On March 24, 2021, Navios Maritime Partners L.P. (“Navios”) issued a press release reporting its fourth quarter and year ended December 31, 2020.

A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The information contained in this report, except the second, third and fourth paragraphs of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of Navios, is hereby incorporated by reference into Navios’ Registration Statements on Form F-4, File No. 333-252139 and Form F-3, File No. 333-237934.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer

Date: March 24, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated March 24, 2021.